Exhibit 21
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          SUBSIDIARIES OF SYNTHONICS TECHNOLOGIES, INC. (The "Company")

     (1) Synthonics Incorporated, a California Corporation (Wholly-owned subsidiary). Its primary focus since its founding has been to develop technology that will have an extremely positive impact on any industry where success can be enhanced by improving measurement accuracy, eliminating dangerous environments, extending human vision capabilities, or replacing animation with realism. Virtually all efforts to date have been focused on market research, technology concept definition, technology design, and technology validation.

     (2) Christopher Raphael Inc., a California Corporation. (Wholly-owned subsidiary). The objective of Christopher Raphael is to solicit content contracts with prominent customers that will display the content to large audiences that, in turn will promote demand for the Company's software tools. This subsidiary is capable of outputting 3D graphical content in many formats. CD-ROMs, DVDs, kiosks, interactive websites, and asset databases are all within Christopher Raphael's capabilities.

     (3) SynthaScan (Wholly-owned subsidiary). This company has done some preliminary development work on a 3D copier. At present, Synthonics is seeking an alliance partner to supplement its own expertise in the development of the 3D copier. Until a partner is secured, SynthaScan is not investing time or money on any future development.

     (4) Acuscape LLC, a California Limited Liability Company (Joint Venture Partner). The Company owns a 30% joint venture equity interest in Acuscape. Acuscape is headquarter in Glendale, CA, and is completing development of their first product offering. Acuscape utilizes the Company's technologies in the creation its own analysis and treatment planning software tools for medical professionals.